January 6, 2020

Daniel Jackson
Chief Financial Officer
Strategic Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

       Re: Strategic Education, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-21039

Dear Mr. Jackson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services